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JULIEN BOURGEOIS julien.bourgeois@dechert.com +1 202 261 3451 Direct +1 202 261 3151 Fax

December 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Lauren Hamill

             Ms. Kathy Churko

Re: Harvest	Volatility Edge Trust (File Nos. 811-23286; 333-220301) (the “Registrant”)

Dear Mses. Hamill and Churko:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on an amendment to the registration statement of the Registrant filed on Form N-1A on November 6, 2017 (the “Registration Statement”) and the audited and unaudited financial statements for Harvest Volatility Alpha Fund, L.P. (the “Predecessor Fund”), a private fund that is anticipated to reorganize with and into the Harvest Edge Absolute Fund.

The SEC Staff’s comments with respect to the Registration Statement were conveyed via a telephone conversation among Ms. Hamill and James V. Catano and Melissa A. O’Neill of Dechert LLP on November 30, 2017. The SEC Staff’s comments with respect to the audited and unaudited financial statements for the Predecessor Fund were conveyed via a telephone conversation between Ms. Churko and James V. Catano of Dechert LLP on December 5, 2017. Throughout this letter, capitalized terms have the same meanings as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

General

1.

We note that portions of the disclosure have been left blank or bracketed. We may have further comments when you supply the omitted information in a pre-effective amendment to the Registrant’s registration statement, or in response to this letter.

December 11, 2017 Page 2

Response: The Registrant acknowledges that the SEC Staff may have further comments with respect to the information added in the Registrant’s next pre-effective amendment to its registration statement or in this letter.

Summary Prospectuses

Fee and Expense Tables

2.

As disclosed elsewhere in the Prospectus, please disclose in footnote 2 that the Adviser’s recoupment rights extend for a period of no more than three years from the date of the waiver, reduction, reimbursement, or additional payment and are subject to the expense limitation in effect at the time of the waiver, reduction, reimbursement, or additional payment and at the time of the recoupment, if any. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The requested change has been made.

Summary Prospectuses – Harvest Edge Equity Fund and Harvest Edge Bond Fund

Principal Investment Strategies

3.

As communicated in response to Comment 24.a. in your letter dated November 3, 2017, and as referenced in the Other Investment Company Risk, please disclose that each Fund intends to invest primarily in ETFs at least until the portfolio management team believes that the Fund has reached a scale that facilitates efficient implementation of the Fund’s principal investment strategies relating to Core Investments primarily through direct investments in equity securities or bonds, as applicable.

Response: The requested change has been made.

Statement of Additional Information

About the Portfolio Managers – Compensation

4.

The third sentence of this section states: “Each of the Portfolio Managers is eligible to receive a discretionary bonus based on a number of factors, including the profitability of the Adviser, which may come from profits generated by the Adviser from its business activities.” Please disclose additional factors or criteria on which the Portfolio Managers’ discretionary compensation is based. To the extent profits generated by the Adviser may come from business activities other than investment advisory services, please disclose any such other business activities.

December 11, 2017 Page 3

Response: The Registrant has implemented changes in response to this comment. The Adviser’s business is currently limited to investment advisory activities.

5.	Please confirm that the discretionary portion of each Portfolio Manager’s compensation is not based specifically on the performance of the accounts managed by the Portfolio Manager.

Response: Confirmed.

Financial Statements

6.	With respect to the Predecessor Fund’s audited financial statements for the fiscal year ended December 31, 2016, please respond supplementally to the following:

a.	Please explain the amount set forth and identified as “due from broker” and confirm when this amount settled.

Response: The Predecessor Fund posted margin cash in a brokerage account, which is classified as “due from broker” for financial statement purposes. The amount the Predecessor Fund maintained in this account varied over time depending on its options exposure and margin requirements.

b.

In the statement of operations, please confirm whether any individual expense or discrete category of expense in the “other expenses” line item represented 5% or more of the Predecessor Fund’s total expenses. If so, please describe. Please explain the difference in “other expenses” relative to 2015 financials.

Response: The “other expenses” line item for the 2016 financials represents custody related charges (approximately 5.9% of total expenses) and Delaware limited liability tax. The “other expenses” line item reflects an increase from the 2015 financials primarily as a result of the costs associated with transitioning the Predecessor Fund to a new custody arrangement with the Bank of New York Mellon.

7.	With respect to the Predecessor Fund’s unaudited financial statements for the period January 1, 2017 through October 31, 2017, please:

a.	Remove the opinion page.

December 11, 2017 Page 4

Response: The requested change has been made.

b.	Confirm the disclosure regarding fair valuation in the notes to the financial statements.

Response: The Registrant has implemented changes in response to this comment.

c.

Confirm whether the asterisk to the “total return before incentive allocation” and “operating expenses” line items of the financial highlights require an explanatory footnote or remove these asterisks.

Response: The Registrant has implemented changes in response to this comment by removing the asterisks.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Julien Bourgeois

cc:	Curtis F. Brockelman, Jr., Harvest Volatility Edge Trust

 James V. Catano, Dechert LLP